                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 3)


                                 Waverly, Inc.
                               (Name of Issuer)


                    Common Stock, par value $2.00 per share
                         (Title of Class and Securities)


                                   943614107
                                (CUSIP Number)


                            William M. Passano, Jr.
                               c/o Waverly, Inc.
                            351 West Camden Street
                           Baltimore, Maryland 21201
                                 (410) 528-4000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 20, 1998
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                                 SCHEDULE 13D

CUSIP No.    943614107
__________________________________________________________________
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William M. Passano, Jr.
__________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
__________________________________________________________________
(3)  SEC USE ONLY





__________________________________________________________________
(4)  SOURCE OF FUNDS
          N/A
__________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

__________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
__________________________________________________________________
                                 (7)  SOLE VOTING POWER
       NUMBER OF                      0
        SHARES                 ___________________________________
     BENEFICIALLY                (8)  SHARED VOTING POWER
       OWNED BY                       0
         EACH                  ___________________________________
       REPORTING                 (9)  SOLE DISPOSITIVE POWER
        PERSON                        0
         WITH                  ___________________________________
                                (10)  SHARED DISPOSITIVE POWER
                                      0
__________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
__________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                      ( )
__________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.0%
__________________________________________________________________
(14) TYPE OF REPORTING PERSON

     IN
__________________________________________________________________

                                 SCHEDULE 13D

CUSIP No.    943614107
__________________________________________________________________
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dr. Michael Urban
__________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  (x)
                                                       (b)  ( )
__________________________________________________________________
(3)  SEC USE ONLY

__________________________________________________________________
(4)  SOURCE OF FUNDS





          N/A
__________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
__________________________________________________________________
                                 (7)  SOLE VOTING POWER
       NUMBER OF                      0
        SHARES                 ___________________________________
     BENEFICIALLY                (8)  SHARED VOTING POWER
       OWNED BY                       0
         EACH                  ___________________________________
       REPORTING                 (9)  SOLE DISPOSITIVE POWER
        PERSON                        0
         WITH                  ___________________________________
                                (10)  SHARED DISPOSITIVE POWER
                                      0
__________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
__________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                      ( )
__________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.0%
__________________________________________________________________
(14) TYPE OF REPORTING PERSON

     IN
__________________________________________________________________

     This statement constitutes Amendment No. 3 to the Schedule 13D filed by William M. Passano, Jr. and Dr. Michael Urban (together, the "Filing Parties") on or about April 30, 1990. The Schedule 13D, as amended, is hereinafter referred to as the "Schedule 13D." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule 13D. This Amendment is being filed to reflect the purchase of all shares of common stock, par value $2.00 per share (the "Shares"), of Waverly, Inc., a Maryland corporation (the "Company"), beneficially owned by the Filing Parties by MP Acquisition Corp., a Maryland corporation ("Newco"), and an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer"), on May 20, 1998, pursuant to the tender offer commenced by Newco on February 18, 1998, to purchase all outstanding Shares for $39.00 per Share, net to the seller in cash (the "Offer"). The Offer expired at midnight on May 19, 1998, and on May 20, 1998, Wolters Kluwer and Newco accepted for payment and purchased all Shares validly tendered, including Shares beneficially owned by the Filing Parties.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.




     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     (a) The aggregate number of Shares that may be deemed to be collectively beneficially owned by the Filing Parties is 0. The aggregate number of Shares that may be deemed to be beneficially owned by each of the Filing Parties individually is as follows:

     Name                     Number of Shares    Percentage of Class
     ----                     ----------------    -------------------
     William M. Passano, Jr.       0                   0.0%
     Dr. Michael Urban             0                   0.0%

     (b)  See (a) above.

     (c) As previously disclosed on Amendment No. 2 to the Schedule 13D, on February 18, 1998, Newco commenced the Offer. Pursuant to the Stock Option Agreement disclosed on Amendment No. 2 to the Schedule 13D, the Filing Parties agreed to tender all Shares beneficially owned by them in the Offer. At various times between the commencement of the Offer on February 18, 1998, and the expiration of the Offer at midnight on May 19, 1998, the Filing Parties tendered all Shares beneficially owned by them into the Offer. On May 20, 1998, Newco and Wolters Kluwer accepted for payment and purchased all Shares tendered into the Offer by the Filing Parties, as well as all other Shares validly tendered into the Offer, for $39.00 per Share in cash.

     (d)  Not applicable.

     (e) Each of the Filing Parties ceased to be the beneficial owner of more than five percent of the Shares at 12:01 a.m. on May 20, 1998.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 22, 1998

                              /s/ Dr. Michael Urban
                              -------------------------------
                              Dr. Michael Urban


Date:  May 22, 1998

                              /s/ William M. Passano, Jr.
                              -------------------------------
                              William M. Passano, Jr.






Date:  May 22, 1998

                              /s/ Dr. Michael Urban
                              -------------------------------
                              Dr. Michael Urban

                              /s/ William M. Passano, Jr.
                              -------------------------------
                              William M. Passano, Jr.

                              Voting Trustees under the
                              Urban Voting Trust Agreement
                              dated April 20, 1990